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                                                        OMB APPROVAL
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------                                            OMB Number: 3235-0362
FORM 5                                            Expires:  September 30, 1998
------                                            Estimated average burden
                                                  hours per response .... 1.0
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/ / Check box if no             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
    longer subject to                       WASHINGTON, DC 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See            Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b)                         Exchange Act of 1934,
/ / Form 3 Holdings                  Section 17(a) of the Public Utility
    Reported                 Holding Company Act of 1935 or Section 30(f) of
/ / Form 4                              the Investment Company Act
    Transactions                                   of 1940
    Reported

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
    Brown, Ronald C.                              Starwood Hotels & Resorts Worldwide, Inc./    to Issuer (Check all applicable)
                                                  Starwood Hotels & Resorts
                                                  HOT
---------------------------------------------------------------------------------------------       Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
  Starwood Hotels & Resorts Worldwide, Inc.       Number of Reporting        Month/Year          X  Officer (give    Other (Specify
  777 Westchester Avenue                         Person (Voluntary)         December 2000       ----        title ---       below)
-------------------------------------------                               -------------------               below)
                 (Street)                                                 5. If Amendment,       Executive Vice President and CFO
                                                                             Date of Original   ------------------------------------
  White Plains       NY             10604                                    (Month/Year)       7. Individual or Joint/Group
-------------------------------------------                                                        Reporting (Check Applicable Line)
  (City)           (State)           (Zip)                                                         X  Form filed by One Reporting
                                                                                                   -- Person
                                                                                                      Form filed by More than One
                                                                                                   -- Reporting Person
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                                               TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                end of Issuer's     Direct         Benefi-
                                  (Month/                                                Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or      Price                          (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)
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  Shares(1)                       03/01/00      A(2)     4,456     A        $22.4380                            D
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                                                                                            10,762              D
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* If the form is filed by more than one reporting person, see instruction 4(b)(v).                                            (Over)

                                                                                                                     SEC 2270 (7/96)
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
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FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of                            quired (A) or    Date                                  ative
                             Deriv-       (Month/    (Instr. 8)  Disposed of (D)  (Month/Day/     (Instr. 3 and 4)      Secur-
                             ative        Day/                   (Instr. 3, 4,    Year)                                 ity
                             Security     Year)                  and 5)
                                                                               -----------------------------------      (Instr. 5)
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
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Option to Purchase Shares    $24.0000     02/23/00    A(3)     120,000          (3)    03/01/10 Shares(1)  120,000
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              of Derivative               Indirect
   (Instr. 3)                   Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (l)             (Instr. 4)
                                of Year                 (Instr. 4)
                                (Instr. 4)

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Option to Purchase Shares                                    D
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                                   475,500                   D
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Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.                                 02/13/2001
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                               ------------------------------- ----------
                                                                                          **Signature of Reporting Person    Date
Note. File three copies of this Form, one of which must be manually signed.                     /s/ Ronald C. Brown
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this                                       Page 2
form are not required to respond unless the form displays a currently valid OMB number.                              SEC 2270 (7-96)
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
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Name and Address of Reporting Person          Issuer Name and Ticker or Trading Symbol     Statement for Month/Year
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
Brown, Ronald C.                              Starwood Hotels & Resorts Worldwide, Inc.    December 2000
Starwood Hotels & Resorts Worldwide, Inc.     Starwood Hotels & Resorts ("HOT")
777 Westchester Avenue
White Plains, NY 10604
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

Explanation of Responses:

(1) Pursuant to the Agreement and Plan of Restructuring between Starwood Hotels & Resorts Worldwide, Inc. (the "Corporation"), ST Acquisition Trust, and Starwood Hotels & Resorts, (the "Trust" and, together with the Corporation, "Starwood") dated as of September 16, 1998 and amended as of November 30, 1998, each holder of shares of common stock, par value $.01 per share, of the Corporation (each, a "Corporation Share") owns an equivalent number of shares of Class B shares of beneficial interest, par value $.01 per share, of the Trust (each, a "Trust Share"). Corporation Shares and Trust Shares may be held and tracked only in units ("Shares") consisting of one Corporation Share and one Trust Share.

(2) Restricted Stock was awarded to the reporting person under the terms of Starwood's Long Term Incentive Plan (the "LTIP") and vests 50% on March 1, 2001 and 50% on March 1, 2002.

(3) Option to purchase Shares granted pursuant to the LTIP. One-fourth of this grant vests March 1, 2001 and the remaining three-fourths vests in three equal annual installments beginning on March 1, 2002.